Filed by Byline Bancorp, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Byline Bancorp, Inc. (Commission File No. 001-38139)

Inland Bancorp, Inc.

2901 Butterfield Road Oak Brook, Illinois 60523 630-218-8000

May 17, 2023

Dear Stockholder:

On November 30, 2022, Inland Bancorp, Inc. (“Inland Bancorp”) announced the signing of a definitive agreement to merge with Byline Bancorp, Inc. (“Byline”), headquartered in Chicago, Illinois. This merger is expected to close in the second quarter of 2023. Visit https://www.inlandbank.com/about-us to read the announcement.

As an Inland Bancorp stockholder of record, you were sent a proxy statement and other detailed information about the merger agreement and actions to be taken at a special stockholder meeting to be held on May 30, 2023, at 2901 Butterfield Road, Oak Brook, Illinois 60523 in the Legacy Room.

Under the terms of the merger agreement, Inland Bancorp stockholders will have a right to receive the following for each share of Inland Bancorp common stock they own (other than shares, if any, as to which statutory appraisal rights have been properly exercised and perfected): (i) the number of shares of Byline’s common stock, par value $0.01 per share, equal to the quotient obtained by dividing (A) 6,389,351 by (B) the total number of shares of Inland Bancorp common stock issued and outstanding immediately prior to the effective time of the merger (the “Effective Time”) (such ratio, the “Exchange Ratio”); and (ii) a cash payment in the amount equal to the quotient obtained by dividing (A) $22,867,150.20 by (B) the total number of shares of Inland Bancorp common stock issued and outstanding immediately prior to the Effective Time (the “Cash Consideration”), subject to adjustment in the event the dollar amount of Inland Bancorp’s tangible common equity at closing is above or below certain thresholds set forth in the merger agreement.

If however, Inland Bancorp has less than 33,628,162 shares of common stock issued and outstanding at closing, then (1) the Exchange Ratio will be equal to 0.19 share of Byline common stock and (2) the Cash Consideration will be equal to $0.68, for each share of Inland Bancorp common stock issued and outstanding at closing. The merger is subject to stockholder and regulatory approval and other conditions outlined in the merger agreement.

Below is a table showing a sample calculation for a hypothetical owner of 200 shares of Inland Bancorp common stock. This sample calculation is for illustrative purposes only and is not reflective of the actual amount any Inland Bancorp stockholder will receive in connection with the closing of the merger.

A	Number of Inland Bancorp Shares held by illustrative stockholder	200
B	Byline (BY) closing price as of March 31, 2023	$21.62
C	Exchange ratio for stock consideration per share	0.1900x
D	Implied BY stock consideration per Inland Bancorp share	$4.1078	B * C
E	Cash consideration per Inland Bancorp share	$0.68
F	Total consideration per share	$4.7878	D + E
G	Aggregate consideration to illustrative Inland Bancorp shareholder	$957.56	A * F

THE INLAND NAME AND LOGO ARE REGISTERED TRADEMARKS BEING USED UNDER LICENSE

At a later date, following the closing, you will receive another mailing(s) with instructions to complete a letter of transmittal in order to receive your merger consideration. It is important to note that you will need to surrender your original stock certificate(s) as part of the letter of transmittal process in order to receive your merger consideration.

Inland Bancorp recommends locating your stock certificate(s) now to ensure they are in your possession and have not been misplaced. Enclosed with this letter is a statement listing shares held by you and the corresponding certificate(s) number(s), according to Inland Bancorp's records. Please review this statement, and make sure you are in possession of ALL your stock certificates. In the event you cannot locate your stock certificate(s) there will be an extensive process required in order to issue you replacement certificate(s). If you have any questions, believe Inland Bancorp's records do not accurately reflect your Inland Bancorp stock holdings or cannot locate your stock certificate(s), please contact:

Janice Fox

Inland Bancorp, Inc.

2901 Butterfield Road

Oak Brook, IL 60523

jfox@inlandgroup.com

The purpose of this letter is to give you time to locate your stock certificate(s). Once the letter of transmittal process starts, you may incur costs and timing delays if you do not have your stock certificate(s) to surrender, as it will be administered through a third party stock transfer agent.

On behalf of the directors and the hardworking employees of Inland Bancorp, thank you for your investment in our company.

Sincerely, INLAND BANCORP, INC. /s/ Dan Goodwin Daniel L. Goodwin Chairman

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Important Information and Where to Find It

In connection with the proposed transaction, Byline filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a proxy statement of Inland Bancorp, Inc. (“Inland Bancorp”) and prospectus of Byline. The Registration Statement was declared effective on April 25, 2023 The definitive proxy statement/prospectus was mailed to the stockholders of Inland Bancorp on or about April 24, 2023. This letter is not a substitute for the proxy statement/prospectus or the Registration Statement or for any other document that Byline or Inland Bancorp may file with the SEC and send to Inland Bancorp’s stockholders in connection with the proposed transaction. INLAND BANCORP’S STOCKHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BYLINE OR INLAND BANCORP WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BYLINE, INLAND BANCORP, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Byline and Inland Bancorp with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Byline will be available free of charge from Byline’s website at http://www.bylinebancorp.com under the tab “Financial Information” and then under “SEC Filings” or by contacting Byline’s Investor Relations Department at (773) 244-7000.

Participants in the Proxy Solicitation

Byline, Inland Bancorp and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Inland Bancorp’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of Byline is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on April 24, 2023. Information regarding the executive officers and directors of Inland Bancorp and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, are set forth in the Registration Statement and proxy statement/prospectus that have been filed with the SEC, and may be included in other materials that may be filed with the SEC in the future in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This letter does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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